UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO.3)*

Republic Airways Holdings Inc.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

760276105
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.	NAMES OF REPORTING PERSONS

Corsair Capital Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,181,561

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,181,561

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,181,561

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.5%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Corsair Capital Partners 100, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

159,030

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

159,030

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

159,030

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.3%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Corsair Select, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,254,724

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,254,724

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,254,724

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.6%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Corsair Select 100, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

75,886

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

75,886

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

75,886

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Corsair Capital Investors, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

423,596

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

423,596

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

423,596

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.9%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS

Corsair Select Master Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

470,340

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

470,340

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

470,340

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.0%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS

Corsair Capital Management, L.P. (formerly known as Corsair Capital Management, L.L.C.)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,850,338

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,850,338

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,850,338

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.98%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS

Jay R. Petschek

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,850,338

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,850,338

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,850,338

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.98%

12.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS

Steven Major

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,850,338

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,850,338

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,850,338

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.98%

12.	TYPE OF REPORTING PERSON

IN

This statement is filed with respect to the common stock (“Common Stock”) of Republic Airways Holdings Inc. (the “Issuer”) beneficially owned by the Reporting Persons identified below as of December 31, 2013, and amends and supplements the Schedule 13G filed by the Reporting Persons on July 7, 2011, as previously amended (collectively, the "Schedule 13G").  Except as set forth herein, the Schedule 13G is unmodified.

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G (collectively, the “Reporting Persons”) are:

•	Corsair Capital Partners, L.P. (“Corsair Capital”),
•	Corsair Capital Partners 100, L.P. (“Corsair 100”),
•	Corsair Select, L.P. (“Corsair Select”),
•	Corsair Select 100, L.P. (“Select 100”),
•	Corsair Capital Investors, Ltd. (“Corsair Investors”),
•	Corsair Select Master Fund, Ltd. (“Select Master”),
•	Corsair Capital Management, L.P. (formerly known as Corsair Capital Management, L.L.C., “Corsair Management”),
•	Jay R. Petschek (“Mr. Petschek”) and
•	Steven Major (“Mr. Major”).

        Corsair Management is the investment manager of Corsair Capital, Corsair 100, Corsair Select, Select 100, Corsair Investors, Select Master and another account it separately manages (the “Separately Managed Account”).  The general partner of Corsair Management is Corsair Capital Management GP, L.L.C. (the “General Partner”).  Messrs. Petschek and Major are managing members of the General Partner.

ITEM 2(c).      CITIZENSHIP:

Each of Corsair Capital, Corsair 100, Corsair Select, Select 100 and Corsair Management is a limited partnership formed under the laws of the State of Delaware.

Each of Corsair Investors and Select Master is an exempted company formed under the laws of the Cayman Islands.

Each of Mr. Petschek and Mr. Major is a citizen of the United States.

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

Collectively, the Reporting Persons beneficially own 4,850,338 shares of Common Stock.

Corsair Capital individually owns 2,181,561 shares of Common Stock.

Corsair 100 individually owns 159,030 shares of Common Stock.

Corsair Select individually owns 1,254,724 shares of Common Stock.

Select 100 individually owns 75,886 shares of Common Stock.

Corsair Investors individually owns 423,596 shares of Common Stock.

Select Master individually owns 470,340 shares of Common Stock.

Corsair Management, as the investment manager of each of Corsair Capital, Corsair 100, Corsair Select, Select 100, Corsair Investors and Select Master, is deemed to beneficially own the 4,565,137 shares of Common Stock beneficially owned by them, and an additional 285,201 shares held by the Separately Managed Account.

Mr. Petschek, as a controlling person of Corsair Management, is deemed to individually beneficially own 4,850,338 shares of Common Stock.

Mr. Major, as a controlling person of Corsair Management, is deemed to individually beneficially own 4,850,338 shares of Common Stock.

Additionally, employees of Corsair Management own 735 shares of Common Stock.  The Reporting Persons disclaim beneficial ownership of the shares of Common Stock held by such employees and disclaim membership with such employees in any group described in Section 13(d)(3) of the Act.

(b)	Percent of Class:

Collectively, the Reporting Persons beneficially own 4,850,338 shares of Common Stock representing 9.98% of all the outstanding shares of Common Stock.

Corsair Capital’s individual ownership of 2,181,561 shares of Common Stock represents 4.5% of all the outstanding shares of Common Stock.

Corsair 100’s individual ownership of 159,030 shares of Common Stock represents 0.3% of all the outstanding shares of Common Stock.

Corsair Select’s individual ownership of 1,254,724 shares of Common Stock represents 2.6% of all the outstanding shares of Common Stock.

Select 100’s individual ownership of 75,886 shares of Common Stock represents 0.2% of all the outstanding shares of Common Stock.

Corsair Investors’ individual ownership of 423,596 shares of Common Stock represents 0.9% of all the outstanding shares of Common Stock.

Select Master’s individual ownership of 470,340 shares of Common Stock represents 1.0% of all the outstanding shares of Common Stock.

Corsair Management’s beneficial ownership of 4,850,338 shares of Common Stock represents 9.98% of all the outstanding shares of Common Stock.

The 4,850,338 shares of Common Stock deemed to be beneficially owned by Mr. Petschek represent 9.98% of all the outstanding shares of Common Stock.

The 4,850,338 shares of Common Stock deemed to be beneficially owned by Mr. Major represent 9.98% of all the outstanding shares of Common Stock.

 (c)          Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of the 2,181,561 shares of Common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 159,030 shares of Common Stock owned by Corsair 100.

Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 1,254,724 shares of Common Stock owned by Corsair Select.

Select 100, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 75,886 shares of Common Stock owned by Select 100.

Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have shared power to vote or direct the vote of the 423,596 shares of Common Stock owned by Corsair Investors.

Select Master, Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 470,340 shares of Common Stock owned by Select Master.

Corsair Management, Mr. Petschek and Mr. Major have the shared power to vote or direct the vote of the 285,201 shares of Common Stock held by the Separately Managed Account.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Corsair Capital, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 2,181,561 shares of Common Stock owned by Corsair Capital.

Corsair 100, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 159,030 shares of Common Stock owned by Corsair 100.

Corsair Select, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 1,254,724 shares of Common Stock owned by Corsair Select.

Select 100, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 75,886 shares of Common Stock owned by Select 100.

Corsair Investors, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 423,596 shares of Common Stock owned by Corsair Investors.

Select Master, Corsair Management, Mr. Petschek and Mr. Major have the power to dispose or to direct the disposition of the 470,340 shares of Common Stock owned by Select Master.

Corsair Management, Mr. Petschek and Mr. Major have the shared power to dispose or direct the disposition of the 285,201 shares of Common Stock held by the Separately Managed Account.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 13, 2014
CORSAIR CAPITAL PARTNERS, L.P.
By: Corsair Capital Advisors, L.L.C.,
       General Partner

By: /s/ Jay R. Petschek
            Jay R. Petschek, Managing Member

CORSAIR CAPITAL PARTNERS 100, L.P.
By: Corsair Capital Advisors, L.L.C.,
       General Partner

By: /s/ Jay R. Petschek
           Jay R. Petschek, Managing Member

CORSAIR SELECT, L.P.
By: Corsair Select Advisors, L.L.C.,
       General Partner

By: /s/ Jay R. Petschek
            Jay R. Petschek, Managing Member

CORSAIR SELECT 100, L.P.
By: Corsair Select Advisors, L.L.C.,
       General Partner

By: /s/ Jay R. Petschek
            Jay R. Petschek, Managing Member

CORSAIR CAPITAL INVESTORS, LTD.
By: Corsair Capital Management, L.P.,
       Director

        By: Corsair Capital Management GP, L.L.C.,
               General Partner

By: /s/ Jay R. Petschek
            Jay R. Petschek, Managing Member

                                                                                                CORSAIR SELECT MASTER FUND, LTD.
By: Corsair Capital Management, L.P.,
        Director

        By: Corsair Capital Management GP, L.P.,
               General Partner

By: /s/ Jay R. Petschek
            Jay R. Petschek, Managing Member

CORSAIR CAPITAL MANAGEMENT, L.P. (formerly known as Corsair Capital Management, L.L.C.)
By:  Corsair Capital Management GP, L.L.C.,
        General Partner

         By: /s/ Jay R. Petschek
                    Jay R. Petschek, Managing Member

/s/ Jay R. Petschek
     Jay R. Petschek

/s/ Steven Major
     Steven Major